Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-121238

SUPPLEMENT NO. 8
DATED JANUARY 29, 2009
TO THE PROSPECTUS DATED AUGUST 11, 2008
OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated August 11, 2008, as supplemented by prospectus supplement no. 1 dated August 11, 2008, prospectus supplement no. 2 dated August 18, 2008, prospectus supplement no. 3 dated September 22, 2008, prospectus supplement no. 4 dated October 30, 2008, prospectus supplement no. 5 dated November 19, 2008, prospectus supplement no. 6 dated November 26, 2008, and prospectus supplement no. 7 dated December 15, 2008.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose:

•	the status of our initial public offering; and

•	Our origination of a $14 million mortgage loan secured by an assisted living facility acquired by Cornerstone Growth & Income, REIT, Inc.

Status of Our Public Offering

We are offering up to 44.4 million shares of common stock at $8 per share in our offering. As of January 23, 2009, we raised approximately $149.0 million of gross proceeds from the sale of approximately 18.6 million shares of our common stock and had acquired twelve properties.

Caruth Haven Court Mortgage Loan

On January 22, 2009, we made a $14 million acquisition bridge loan to Caruth Haven L.P, a Delaware limited partnership that is a wholly-owned subsidiary of Cornerstone Growth & Income REIT, Inc., a publicly offered, non-traded REIT sponsored by affiliates of our sponsor. All of our officers are also officers of Cornerstone Growth & Income REIT and one of our directors is also a director of Cornerstone Growth & Income REIT.  The terms of the acquisition bridge loan were approved by the REIT’s independent board of directors, including by a majority of our independent directors, not otherwise interested in the transaction, as being (i) consistent with our charter imposed limitations on mortgage loans involving affiliates of our sponsor and (ii) fair, competitive and commercially reasonable and on terms no less favorable to us than loans between unaffiliated parties under the same circumstances.  We received a loan origination fee of 0.75% at loan closing.

The loan matures on January 21, 2010, with no option to extend and bears interest at a variable rate of 300 basis points over prime rate for the term of the loan.  The borrower may repay the loan, in whole or in part, on or before January 21, 2010 without incurring any prepayment penalty.  Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment.

The loan is secured by a deed of trust on Caruth Haven Court, a 91-unit assisted living facility located in Dallas, Texas, and by an assignment of the leases and rents payable to the borrower.